Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION, AS AMENDED,

OF CLEARSIGN TECHNOLOGIES CORPORATION

ClearSign Technologies Corporation, a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: The Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on June 14, 2023, as amended on June 25, 2024 (collectively referred to as the “Amended Certificate”), is hereby amended by deleting and restating Article IV of the Amended Certificate in its entirety and substituting the following in lieu thereof:

“The total number of shares of capital stock that the Corporation shall have authority to issue is up to 89,500,000 shares, consisting of: (i) 87,500,000 shares of common stock, having a par value of $0.0001 per share (the “Common Stock”); and (ii) 2,000,000 shares of preferred stock, having a par value of $0.0001 per share (the “Preferred Stock”).

Reverse Stock Split. Effective as of 12:01 a.m., Eastern Time on March 16, 2026 (the “Effective Time”), each ten (10) outstanding shares of Common Stock outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be combined and converted into one (1) share of Common Stock (the “New Common Stock”) based on a ratio of one (1) share of New Common Stock for each ten (10) shares of Old Common Stock. This reverse stock split (the ”Reverse Stock Split”) of the outstanding shares of Common Stock shall not affect the total number of shares of capital stock, including the Common Stock, that the Company is authorized to issue, which shall remain as set forth under this Article IV.

The Reverse Stock Split shall occur without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders’ shares prior to the Reverse Stock Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Stock Split, all of which shares of New Common Stock shall be rounded up to the nearest whole number of such shares, and, in the event any shares of New Common Stock are held through the Depository Trust Company, such shares shall be rounded up at the participant level. No stockholders will receive cash in lieu of fractional shares. All references to “Common Stock” in this Certificate of Incorporation shall be to the New Common Stock.”

SECOND: This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time on March 16, 2026.

* * * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 6th day of March, 2026.

ClearSign Technologies Corporation

By:	/s/ Colin James Deller
Name:	Colin James Deller
Title:	Chief Executive Officer